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JONATHAN B. STONE *

^ (ALSO ADMITTED IN CALIFORNIA)		BEIJING
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* (ALSO ADMITTED IN NEW YORK)		FRANKFURT
LONDON
REGISTERED FOREIGN LAWYERS		MOSCOW
Z. JULIE GAO (CALIFORNIA)		MUNICH
BRADLEY A. KLEIN (ILLINOIS)		PARIS
SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
TOKYO
	July 23, 2018	TORONTO

VIA EDGAR

Ms. Mara L. Ransom

Mr. Parhaum J. Hamidi

Ms. Yolanda Guobadia

Mr. Robyn Manuel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:                 Pinduoduo Inc. (formerly known as Walnut Street Group Holding Limited) (CIK No. 0001737806)
Registration Statement on Form F-1 (File No. 333-226014)

Responses to the Staff’s Comment Letter Dated July 19, 2018

Dear Ms. Ransom, Mr. Hamidi, Ms. Guobadia and Mr. Manuel:

On behalf of our client, Pinduoduo Inc. (formerly known as Walnut Street Group Holding Limited), a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Amendment No. 2 to the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

To facilitate your review, we are separately delivering to you today five courtesy copies of the Registration Statement, marked to show changes to the registration statement filed with the Commission on July 16, 2018.

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s responses to the comments contained in the letter from the staff of the Commission (the “Staff”) dated July 19, 2018. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

The Company plans to request that the Staff declare the effectiveness of the Registration Statement on or about July 25, 2018, and will file the joint acceleration requests in time before the requested effective time. The Company would greatly appreciate the Staff’s continuing assistance and support in meeting its timetable.

Dilution, page 69

1.                                      Please revise the narrative discussion of dilution to clarify that the amount of the immediate increase in pro forma net tangible book value to the existing shareholders and the immediate dilution in net tangible book value to investors purchasing ADSs in this offering is based on a comparison to pro forma net tangible book value after giving effect to the conversion of your preferred shares, and not based on a comparison to historical net tangible book value as of March 31, 2018. We find the current narrative disclosures to be confusing on this point.

In response to the Staff’s comment, the Company has revised page 69 of the Registration Statement to include the referenced disclosure.

Management’s Discussion and Analysis

Key Factors Affecting Our Results of Operations, page 81

2.                                      We note you have revised your registration statement in numerous locations to update your active buyers, annual spending per active buyer, GMV, and average monthly active users as of June 30, 2018. Please revise to provide corresponding updates to your active merchants and total orders in this section and elsewhere as appropriate, or advise us as to why you do not believe these metrics are material to an understanding of your operations.

In response to the Staff’s comment, the Company has revised pages 4, 17, 22, 81, 82, 109, 110, 113 and 116 of the Registration Statement to include the referenced disclosure.

Management’s Discussion and Analysis

Measurement of Share-Based Compensation, page 101

3.                                      We note the disclosures you added regarding your estimates of the fair value of your shares leading up to the IPO. In view of the 50.8 million share options issued to employees in March 2018 and the 254.5 million ordinary shares issued to your Founder in April 2018, please tell us your consideration of also disclosing the total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be recognized. We believe readers would benefit from understanding the expected impact on operating results.

In response to the Staff’s comment, the Company has revised pages 103 and 104 of the Registration Statement to include the referenced disclosure.

Exhibits

4.                                      Please revise your exhibit index to indicate that portions of Exhibits 4.4 and 10.4 through 10.13 have been omitted pursuant to a request for confidential treatment and that the confidential material has been filed separately. Please refer to Section II.D.5 of the Division’s Staff Legal Bulletin No. 1A (July 11, 2011).

In response to the Staff’s comment, the Company has revised the exhibit index of the Registration Statement to include the referenced indication.

*                                         *                                         *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com, or Henry Song, partner at Ernst &Young Hua Ming LLP, by telephone at +86-21-2228-2054 or via email at henry.song@cn.ey.com. Ernst &Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures.

cc:                                Zheng Huang, Chairman of the Board of Directors and Chief Executive Officer, Pinduoduo Inc.

Henry Song, Partner, Ernst &Young Hua Ming LLP

David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP